October 2, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       TransAct Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 14, 2013
File No. 000-21121

Attn:     Ji Kim and Barbara Jacob – Legal
Frank Knapp and Patrick Gilmore – Accounting

Ladies and Gentlemen:

Set forth below is the response of TransAct Technologies Incorporated (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 18, 2014 that pertain to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Commission on March 14, 2014.

For reference purposes, the Staff’s comments as reflected in the Commission’s letter dated September 18, 2014 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page F-9

1.
We note in your response to prior comment 2 that under some of your contracts where you provide the basic combined hardware / software Epicentral solution, you may also provide an optional add-on Mobile Host software product for which revenue would be separately accounted for under ASC 985-605 and that under such

Securities and Exchange Commission
October 2, 2014

arrangements, you include one-year of free maintenance and installation.  We also note in your response to prior comment 3 that arrangement consideration is allocated to both the software deliverables and non-software deliverables in accordance with ASC 605-25. Please tell us in detail how you allocate arrangement consideration to the software and non-software deliverables and your consideration for the guidance in ASC 605-25-15-3A. As part of your response, please clarify whether the separate maintenance deliverable would apply to the basic combined hardware/software Epicentral solution, the optional add-on Mobile Host software product, or both. In those cases where the maintenance applies to both, please describe how you allocate a portion of total contract consideration to total maintenance and then allocate this maintenance-related consideration amount to the basic combined hardware/software Epicentral offering and separate Mobile Host software offering. Furthermore, please describe how you subsequently allocate the combined Mobile Host software and related maintenance consideration between the separate software and maintenance deliverables within the context of ASC 985-605, including whether you have vendor-specific objective evidence of fair value for maintenance, as well as the timing of revenue recognition for each. Also, as part of your response, please provide the revised disclosure you plan to include in future filings to better explain how you are following the specific relevant guidance within ASC 605-25 and ASC 985-605 when recognizing revenue under these contracts.

Response:  The Company respectfully advises the Staff that each sale of our Epicental solution includes four core components: hardware (ServerPort devices), certain core software modules (including Design Center, Campaign Center, Server Center, Report Center and Redemption center), one-year free maintenance and installation.  For these components we follow the accounting guidance in ASC 605-25 as the core software and hardware do not function independently from each other and function together to deliver the product’s essential functionality.  Certain Epicentral sale arrangements include the optional Mobile Host software at the customer’s request.  As we noted in our original response, we follow the accounting guidance in ASC 985-605 to recognize revenue on the Mobile Host software and related maintenance because the Mobile Host software does not function together with the ServerPort device to deliver its essential functionality.

When an Epicentral sale includes the Mobile Host software, the arrangement consideration for our Epicentral solution is allocated to both the software deliverables and non-software deliverables in accordance with ASC 605-25.  This allocation is based on relative selling price which is determined using vendor specific objective evidence (“VSOE”), third party evidence (“TPE”), or best estimate of selling price (“BESP”) to the extent that VSOE and TPE are not available.  The Company has VSOE for the maintenance component. The Company does not have VSOE for the other deliverables in the arrangement and determines relative selling price for those deliverables using BESP.

When Mobile Host is sold as a part of an Epicentral arrangement, the maintenance deliverable covers both the hardware/software Epicentral solution and the optional add-on Mobile Host software.    The maintenance VSOE is allocated into its subcomponents in order to comply with paragraph ASC 605-25-15-3A(c) as the subcomponents would meet the requirements of being separate units of accounting.

Securities and Exchange Commission
October 2, 2014

After arrangement consideration has been allocated to the software deliverables, the Company applies ASC 985-605 to such deliverables.  The amount allocated to maintenance is recognized over the maintenance period, with the residual amount recognized upon delivery and acceptance by the customer.  The Company does not have VSOE for the maintenance subcomponents directly (that is, the hardware and core software on the one hand and the optional Mobile Host software on the other hand), because the maintenance subcomponents are not sold separately and do not have their own renewal rates.  However, the Company considers the allocated amount a form of VSOE, because the Company has VSOE at the maintenance component level (which includes the two subcomponents) and both allocated amounts are being deferred and amortized over the same maintenance period.

Additionally, we believe that this accounting treatment is consistent with how the revenue would have been recognized had the entire arrangement been accounted for under ASC 985-605 as there would have been no requirement to divide the maintenance services into subcomponents and VSOE of the maintenance service exists.  We believe that the objective of EITF 09-03 and EITF 08-01 is to allow revenue to be recognized upon delivery for deliverables that were otherwise being deferred under the ASC 985-605 guidance; not to require deferral of software deliverables otherwise being recognized upon delivery under ASC 985-605.

The following is our revised disclosure that we plan to include in our next Annual Report on Form 10-K:

We have developed a software solution, EPICENTRAL™, that enables casino operators to create promotional coupons and marketing messages and to print them in real-time at the slot machine.  Revenue arrangements for EPICENTRALTM include multiple deliverables and as a result such arrangements are accounted for in accordance with both ASC 605-25, “Multiple-Element Arrangements” and ASC 985-605, “Software.”  EPICENTRALTM is primarily comprised of both a software component, which is licensed to the customer, and a hardware component.  EPICENTRAL™ contains both software and hardware that are integrated to deliver the system’s full functionality.  These arrangements are accounted for in accordance with ASC 605-25, “Multiple-Element Arrangements”.  EPICENTRAL™ can also include an additional software offering, Mobile Host, that allows the customer to access certain applications on mobile devices.  Mobile Host is accounted for in accordance with ASC 985-605, “Software” as Mobile Host software does not function together with the hardware device to deliver its essential functionality.

Revenue, inclusive of software license fees, is generally recognized upon installation and formal acceptance by the customer with the exception of any amount allocated to free maintenance which is deferred and recognized over the initial maintenance period, generally one year.

Securities and Exchange Commission
October 2, 2014

For EPICENTRALTM and other multiple deliverable arrangements, we consider whether the deliverables in an arrangement are within the scope of existing higher-level GAAP and apply such literature to the extent that it provides guidance regarding whether to separate multiple-deliverable arrangements and how to allocate value among those separate units of accounting.   When we enter into a multiple deliverable arrangement, we also determine whether revenue arrangements consist of more than one unit of accounting.  At that time, we allocate arrangement consideration to the separate units of accounting based on a relative selling price hierarchy, except where amounts allocable to the delivered units is limited to that which is contingent upon the delivery of additional deliverables or meeting other specified performance conditions. The relative selling price for each element is based upon the following selling price hierarchy: vendor specific objective evidence (“VSOE”) if available, third party evidence (“TPE”) if VSOE is not available, or best estimate of selling price (“BESP”) to the extent that VSOE or TPE are not available.

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The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure based on Staff comments do not foreclose the Commission from taking any actions with respect to the Company’s filings, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  If you should have any questions about this letter or require any further information, please call the undersigned at (203) 859-6810.

Very truly yours,

/s/ Steven A. DeMartino

Steven A. DeMartino
President, Chief Financial Officer, Treasurer and Secretary
(Chief Financial and Accounting Officer)